Exhibit 99.1

Eros International Plc Reports Third Quarter Fiscal Year 2016 Results

ErosNow registered users have crossed 37 million as of December 31, 2015

Expect to reach 1 million paying ErosNow subscribers by end of Fiscal Year 2017

Isle of Man, UK – February 17, 2016: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three months and nine months ended December 31, 2015.

Nine Months Ended December 31, 2015

•	Revenues increased by 7.0% to $209.3 million, compared to $195.7 million in the prior year period.
•	Currency comparable revenues increased by 11.7%.
•	Adjusted EBITDA decreased by 20.6% to $56.5 million, compared to $71.2 million in the prior year period.(1)
•	Net income decreased by 59.0% to $12.3 million, compared to $30.0 million in the prior year period.

Three Months Ended December 31, 2015

•	Revenues decreased by 39.8% to $60.5 million, compared to $100.4 million in the prior year period.
•	Currency comparable revenues decreased by 37.6%.
•	Adjusted EBITDA decreased by 81.9% to $8.9 million, compared to $49.2 million in the prior year period.(1)
•	Net income decreased by 108.9% to $2.5 million net loss, compared to net income of $28.2 million in the prior year period.

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Factors affecting results:

•	New release film mix by budget

9 months ended	High	Medium	Low	Total
Dec 31, 2015	6	10	35	51
Dec 31, 2014	5	7	31	43

3 months ended	High	Medium	Low	Total
Dec 31, 2015	1	4	10	15
Dec 31, 2014	3	1	9	13

•	Catalog revenues - Apart from the new release slate, a significant part of the Company’s revenues (approximately 25%-30% of total revenues) are contributed by monetization of its film library. These revenues are generally very high margin and tend to be weighted to the second half of a fiscal year as previously reported. Since catalog sales have longer payment cycles, any incremental sales this quarter would have added to the existing receivables balance. Therefore, the Company has decided to forego a proportion of its potential catalog sales (estimated at around $20 million per quarter) for the next 1-2 quarters, so it can remain on target to bring down receivables to approximately $160 million by the end of Fiscal Year 2016, as previously indicated.

•	Film mix - The Company posted a blockbuster year and can again claim the leading market share in India for Calendar Year 2015, with three out of the top four box office hits and seven out of top 15 box office hits being Eros films. The three months results are not strictly comparable as only one high budget film was released in the quarter ended December 31, 2015 compared to three high budget films in the comparable period of 2014, as well as the relatively lower catalog revenue.

Update on Internal Review:

Dilip Thakkar, Chairman of the Audit Committee of Eros International Plc, issued the following statement:

“In November 2015, the Audit Committee appointed Skadden, Arps, Slate, Meagher & Flom LLP and affiliates, a reputed New York law firm, to assist it in undertaking an Internal Review on the subject matter of certain anonymous allegations and related matters that caused a sharp decline in the Company’s share price. The internal review is at an advanced stage and we are satisfied with its progress. We expect to conclude our review in March and to make a further statement at the time.

Meanwhile, I would like to assure our shareholders that the Audit Committee has reviewed the accounting procedures and principles followed by the Company and has been fully satisfied that the Company has recorded its financial statements and related disclosures appropriately without any material misstatements.

On behalf of the Audit Committee and the Board of Directors of the Company I sincerely thank all the shareholders of the Company, old and new, and other stakeholders and business associates for standing by the Company.”

Management Comments:

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer commented, “Eros had a solid box office run in Calendar Year 2015, dominating the box office charts as well as film awards with three out of the top four films and seven out of the top 15 films, as well as 46 film awards across 5 of those films. Our performance reinforces our business fundamentals and market leadership position within the Indian filmed entertainment sector. We continue to focus on enhancing our new release film slate across Hindi and regional languages, forging ahead with our new market expansion, such as our Indo China initiatives and driving monetization of the ErosNow registered user base, which has crossed 37 million users as of December 31, 2015. We expect to reach 1 million paying subscribers by the end of Fiscal Year 2017. Our capital allocation is focussed on these areas, while we focus on improving our working capital efficiencies. Our deep relationships within the Indian film industry and the unwavering support from our shareholders has strengthened our resolve to demonstrate the intrinsic value in our business and create shareholder value.”

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented, “The Company’s business fundamentals, capital structure and balance sheet remain strong. On the back of a high performing new release film slate, we have decided to hold back some catalog revenues so we can decrease receivables to our target number of approximately $160 million. We continue to focus on cash generation, and remain confident that we will become free cash flow positive by the end of the 2016 Fiscal Year. In terms of investment in content, we invested $156 million in the nine-month period ending December 31, 2015. This puts us well on track to be within our planned $225 million investment in content for the full fiscal year. Our Net Debt/LTM Adjusted EBITDA ratio of 1.91x continues to demonstrate our conservative balance sheet and allows us to execute our operational strategies.”

Operational Highlights

1.	Strong Film Slate Performance

•	The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu Returns taking No. 1, No. 3 and No. 4 positions on the box office charts with other blockbusters such as Welcome Back, Singh is Bling, Gabbar is back and Dil Dhadakne Do, giving Eros a total of seven out of the Top 15 box office films in Calendar Year 2015. In addition to this, Srimanthadu was the second highest Telugu grosser of all time.

•	Bajirao Mastani, released in the quarter ended December 31, 2015,was 2015’s third highest grossing Hindi film in India and crossed over $77.2 million worldwide, smashing multiple records and winning 22 award titles at prestigious award platforms such as Filmfare, Sony Guild, Stardust and Screen Awards 2015. Bajirao Mastani is also scheduled for the widest ever Indian film release in China in Q1 of Fiscal Year 2017.

•	To accompany the launch of Bajirao Mastani, ErosNow, the Company’s digital OTT platform, premiered India’s first ever graphic web series ‘Blazing Bajirao’. Following the success of the web series, ErosNow has also launched ‘Blazing Bajirao - The Game’ that is available now for download on Apple and Google Play.

•	Bajirao Mastani won 22 awards, Bajrangi Bhaijaan won a total of 13 awards, Tanu Weds Manu Returns won 4 awards, Hero won 4 awards and Badlapur won 3 awards. Eros films swept over 46 awards between them including Best Film, Best Director, Best Story, Best Actor, Best Supporting Actor to name a few. Eros won the award for Studio of the Year at the Zee ETC Bollywood Business Awards 2015.

2.	Trinity Pictures and Indo China collaborations

•	Over the last 12 months, Trinity has developed over 10 stories in-house in the Company’s Writer’s Room and greenlit after audience testing. Of these, at least four will be in production in Fiscal Year 2017. Each one of these is a franchise film, in genres that we expect to be very fresh for the Indian market and will be exploited across films, gaming and digital. The films will be family entertainers, including a live action animal film, a Kids film, a Spy thriller film and a buddy cop film.

•	In a first for an Indian studio, two of these films are set in India and China, will be co-produced along with a Chinese studio and will be shot in both languages. Two other films are going to be shot simultaneously in multiple Indian languages.

3.	ErosNow – the largest online Bollywood entertainment service

Registered Users

•	Eros Now had 30 million registered users worldwide as of September 30, 2015 and continues to demonstrate strong growth, garnering over 37 million registered users across WAP, APP and Web as of December 31, 2015. While ErosNow continues to expand its registered user base with its platform agnostic distribution strategy targeting the 1 billion plus mobile subscriber base of India, we are now turning our focus to monetization.

•	The Company’s new two-tier premium pricing in India of Rs 50 ($0.77) and Rs 100 ($1.54) per month, which launched in December, 2015, is gaining traction. The Company continues to progress in converting its registered users to paying subscribers, currently at under 1% of its user base, and expects to reach 1 million paying subscribers by the end of Fiscal Year 2017.

Platform distribution

•	In January 2016, the Company announced a deal with LeEco (known as LeTV in China), where ErosNow would be integrated on LeEco phones for the Indian market with a one year ErosNow subscription worth approximately $10 and $20 pre-bundled on standard and premium handsets, respectively. LeEco smart phones, being exclusively sold through e-commerce portal Flipkart, have already received pre-registration of over 800,000 within 30 days of launch. The deal will also encompass the launch of Le Smart TVs in the first half of Fiscal Year 2017. The Company will seek to replicate this deal with other leading OEMs (Original Equipment Manufacturers).

•	The Company’s Telecom integration strategies with ErosNow powered by Airtel (which has the largest market share of internet subscribers in India) and Idea Cellular (which has the third largest market share of internet subscribers in India) are gaining momentum. The Company continue its discussions with other telecom operators and expects to conclude and announce additional deals in the near future. These models are focused on monetization and ARPU growth and the Company expects these platforms to contribute a meaningful proportion of the Company’s overall paid subscribers. Last week the Company completed the integration of the ErosNow app on to the Google Nexus Player and other 2015 Android TV platforms like Sony, Sharp and Phillips to make the ErosNow experience seamless on televisions.

Product

•	The Company continues to implement and introduce new and exciting product features to ErosNow. This quarter the Company launched its “Portability” feature which allows users to access their accounts and watch content across up to eight different devices. The Company also launched its “video progression” feature, where the platform is able to remember the point at which a user has paused or stopped viewing their content piece, and allows them to resume viewing from this point when they return, even on a different device. The Company’s content is available on High Definition quality video with subtitles.

•	The Company’s much anticipated offline product offering, currently undergoing testing, is expected to be available this March, which the Company believes to be a significant competitive advantage. Viewers will no longer have to be connected to the internet to view content and will be able to download it to their devices and watch it even when they are offline.

Content

•	ErosNow has rights to over 4,750 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which we believe makes it one of the largest Indian movie offering platforms around the world. In addition, ErosNow showcases music from 13 Indian music labels and offers over 200,000 music tracks.

•	At the heart of the ErosNow consumer proposition are its movie premieres, some straight from the theatres within weeks and some which are big digital premieres. Some of the recent digital premieres include Bajrangi Bhaijaan (No. 1), Prem Ratan Dhan Payo (No. 2), Tanu Weds Manu Returns (No. 4), which are 3 of the top 4 films of CY 15 with No. 3 being Bajirao Mastani, soon to follow on ErosNow. The Company’s ErosNow film calendar offers at least 2 new digital premieres every month.

•	Cool, contemporary and edgy “Originals” that target the youth of India is an important part of the Company’s content strategy. In addition to the previously announced original shows, the Company has the following shows in production:

o	Flip – April 2016

o	Lost – July 2016

o	Smoke – September 2016

o	Legacy – November 2016

4.	Selective upcoming slate excluding Trinity or Indo China co-productions for Fiscal Year 2017

Film Name	Language	Star Cast/(Director/Producer)	Tentative Release
Dictator	Telugu	Balakrishna (Srivaas)	Released in Q4 FY16
Rajini Murugan	Tamil	Sivakarthikeyan (Ponram)	Released in Q4 FY16
Sardaar Gabbar Singh	Telugu	Pawan Kalyan (K.S. Ravindra)	Moved from Q4 2016 to Q1 FY 17
24	Tamil	Suriya, Samantha (Vikram Kumar)	Moved from Q4 2016 to Q1 FY 17
Ki &Ka	Hindi	Arjun Kapoor, Kareena Kapoor (R. Balki)	Moved from Q4 2016 to Q1 FY 17
Housefull 3	Hindi	Akshay Kumar, Abhishek Bachchan (Sajid Farhad / Sajid Nadiadwala)	Q1 FY 17
Dhishoom	Hindi	Varun Dhawan, John Abraham (Rohit Dhawan)	Q2 FY 17
Baar Baar Dekho	Hindi	Siddharth Malhotra & Katrina Kaif / (Excel / Dharma)	Q2 FY17
Chaar Sahibzaade 2	Punjabi	3D Animation (Harry Baweja)	Q2 FY17
Manmarziyan	Hindi	Ayushmann Khuranna & Bhumi Pednekar / (Colour Yellow)	Q3 FY17
Shivaay	Hindi	Ajay Devgn / (Ajay Devgn)	Q3 FY17
Rock On 2	Hindi	Farhan Akhtar, Arjun Rampal / (Excel)	Q3 FY17
Guru Tegh Bahadur	Punjabi	3D Animation / (Harry Baweja)	Q3 FY17
Singam 3	Tamil	Suriya, Anushka Shetty and Shruti Haasan / (Studio Green)	Q4 FY17
Chef	Hindi	Saif Ali Khan / (Alumbra Entertainment)	Q4 FY17
Phir Hera Pheri 3	Hindi	John Abraham, Abhishek Bachchan, / (Firoz Nadiadwallah / Neeraj Vora)	Q4 FY17

The list of films set forth in the table above is only a selection and not a complete list of all the films in the Company’s forthcoming slate, and release dates are subject to change.

Financial Highlights:

Eros International Plc. is a leading global company in the Indian film entertainment industry, and it co-produces, acquires and distributes Indian language films in multiple formats worldwide. The Company’s success is built on the relationships it has cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in its industry.

	Three Months Ended December 31,			Nine Months Ended December 31,
	(dollars in thousands)
	2015	2014	% change	2015	2014	% change

Revenue	$60,452	$100,405	-39.8%	$209,286	$195,682	7.0%

Gross Profit	17,541	55,341	-68.3%	79,844	87,889	-9.2%

Operating profit	478	43,345	-98.9%	30,760	53,992	-43.0%

Adjusted EBITDA(1)	8,889	49,228	-81.9%	56,477	71,185	-20.7%

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Currency comparable revenue for the three and nine months ended December 31, 2014 was $96.9 million and $187.3million respectively, based on the average rate of exchange for the three months ended December 31, 2015 and nine months ended December 31, 2015, respectively. In the three and nine months ended December 31, 2015, the average rate of exchange used to convert Indian Rupee to U.S. dollars was INR 64.8 to US $1.00.

Financial Results for three months and nine months ended December 31, 2015

Revenue

Revenue was $60.5 million in the three months ended December 31, 2015, decreased by 39.8%, compared to $100.4 million in the three months ended December 31, 2014. The Company’s revenues vary quarter on quarter based on release slate. In Q3’FY16, there was only one high budget film release compared to three high budget films released in Q3 FY15, with only partial revenues of Bajirao Mastani recognized in the reporting period as the film was released on December 18, 2015. For the nine months ended December 31, 2015, revenue increased by 7.0% to $209.3 million compared to $195.7 million in the nine months ended December 31, 2014.

Eros released 51 new films in the nine months ended December 31, 2015, compared to 43 films in the nine months ended December 31, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	September 30, 2015	December 31, 2015
High budget film releases	2	3	1
Medium budget film releases	3	3	4
Low budget film releases	11	14	10
Total new film releases	16	20	15

	Three months ended
	June 30, 2014	September 30, 2014	December 31, 2014
High budget film releases	1	1	3
Medium budget film releases	3	3	1
Low budget film releases	5	17	9
Total new film releases	9	21	13

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $25.8 million (42.7% of revenues), $12.5 million (20.6% of revenues) and $22.2 million (36.7% of revenues), respectively, compared to $42.8 million (42.6% of revenues), $36.3 million (36.2% of revenues) and $21.3 million (21.2% of revenues), respectively, for the three months ended December 31, 2014.

For the nine months ended December 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $120.6million (57.6% of revenues), $45.6 million (21.8% of revenues) and $43.1 million (20.6% of revenues), respectively, compared to $79.1 million (40.4% of revenues), $75.4 million (38.5% of revenues) and $41.2 million (21.1% of revenues) respectively, for the nine months ended December 31, 2014.

Revenue from India increased 13% to $34 million in the three months ended December 31, 2015, compared to $30.1 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from India increased by 52.6% to $128.5 million, compared to $84.2 million in the nine months ended December 31, 2014, due to exceptional performance of the Company’s theatrical releases.

Revenue from Europe decreased 58.3% to $6.3 million in the three months ended December 31, 2015, compared to $15.1 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from Europe decreased by 16.4% to $22.9 million, compared to $27.4 million in the nine months ended December 31, 2014, due to reduced catalog revenues in the comparable period.

Revenue from North America increased 355.6% to $4.1 million in the three months ended December 31, 2015, compared to $0.9 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from North America increased by 288.9% to $14 million, compared to $3.6 million in the nine months ended December 31, 2014.

Revenue from the rest of the world decreased 70.3% to $16.1 million in the three months ended December 31, 2015, compared to $54.3 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from the rest of the world decreased by 45.4% to $43.9 million, compared to $80.4 million in the nine months ended December 31, 2014, due to reduced catalog revenues in the comparable period.

Cost of sales

Cost of sales decreased by 4.9% to $42.9 million in the three months ended December 31, 2015, compared to $45.1 million in the three months ended December 31, 2014. The decrease in cost of sales is due to lower number of high budget films in the current quarter (one film) as compared to the corresponding quarter (three films) last year.

Cost of sales increased by 20.1% to $129.4 million in the nine months ended December 31, 2015, compared to $107.8million in the nine months ended December, 2014, primarily due to an increase in amortization costs of $15.4 million from $82.3 million in the nine months to December 31, 2014 to $97.7 million for the nine months ended December 31, 2015. The increase in amortization cost is due to higher number of films released (51 films comprising of 6 high budget films) in the nine months ended December 31, 2015, where the number of films released (43 films comprising of five high budget films) were lower in nine months ended December 31, 2014. The increase in direct costs was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of the Company’s hit films.

Gross profit

Gross profit was $17.5 million in the three months ended December 31, 2015, compared to $55.3 million in the three months ended December 31, 2014.The decrease is primarily attributable to lower comparable revenues. As a percentage of revenues, the Company’s gross profit margin was 29.0% in the three months ended December 31, 2015, compared to 55.1% in the three months ended December 31, 2014, decreased on account of deferment of high margin catalogue revenues.

Gross profit was $79.8 million in the nine months ended December 31, 2015, compared to $87.9 million in the nine months ended December 31, 2014. As a percentage of revenues, the Company’s gross profit margin was 38.2% in the nine months ended December 31, 2015, compared to 44.9% in the nine months ended December 31, 2014, decreased on account of deferment of high margin catalogue revenues.

Income Taxes

The provisions for income taxes were $3.5 million and $8.7 million for the three months ended December 31, 2015 and 2014, respectively and $13.3 million and $13.4 million for the nine months ended December 31, 2015 and 2014, respectively. The decrease for income taxes is due to lower net profit earned during three and nine months. Effective income tax rates were 25.9% and 25.1% for December 31, 2015 and 2014, respectively, excluding non-deductible share-based payment charges. The effective tax rate was higher due to increase in statutory tax rates in India from 33.33% to 34.61% for Fiscal 2016.

Adjusted EBITDA

Adjusted EBITDA decreased by 81.9% to $8.9 million in the three months ended December 31, 2015, compared to $49.2 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, Adjusted EBITDA decreased by 20.7% to $56.5 million, compared to $71.2 million in the nine months ended December 31, 2014, due to difference in the comparable slate mix and deferment of high margin catalog revenues.

Content

Intangibles comprise film and content rights of $514.7 million and content advances of $257.0 million as at December 31, 2015, compared to $479.0 million and $240.2 million, respectively, as at March 31, 2015.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (718) 971-5738 from the United States, or +44 (0) 20 3450 9987 from outside the U.S. The conference call I.D. number is 4106917. Participants should dial in 5 to 10 minutes before the scheduled time.

A replay of the call can be accessed through February 22, 2016 by dialing (347)-366-9565 from the U.S., or +44 (0) 20 3427 0598 from outside the U.S. The conference call I.D. number is 4106917. The call will be available as a live webcast, which can be accessed at Eros’ Investor Relations website. A replay of the webcast recording will be available until February 17, 2017.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company has presented Adjusted EBITDA. The Company uses “Adjusted Earnings before Interest, Tax, Depreciation and Amortization” (“Adjusted EBITDA”) along with other IFRS measures, to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of non-GAAP financial measures to IFRS measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our Annual Report on Amended Form 20-F for the fiscal year ended March 31, 2015, filed with the U.S. Securities and Exchange Commission on August 20, 2015. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The financial position and results of operations of Eros and its subsidiaries (together with Eros, the “Group”) for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

ErosNow is the Company’s leading on-demand Bollywood entertainment network accessible anytime, anywhere, on nearly any Internet-connected screen. ErosNow offers its 37 million users the promise of endless entertainment hosting films, premium television shows, music videos and audio tracks, and original content. For further information please visit: www.erosnow.com

Mark Carbeck

Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1875
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	As at December 31,	As at March 31,
	2015 (unaudited)	2015
ASSETS
Non-current assets
Property, plant and equipment	$9,781	$9,272
Goodwill	1,878	1,878
Intangible assets-trade name	14,000	14,000
Intangible assets-content	771,642	719,214
Intangible assets-others	2,549	2,204
Intangible assets-financial assets	30,222	29,917
Trade and other receivables	1,681	5,692
Restricted deposits held with banks	1,101	613
Purchase price pending allocation	5,666	—
Tax Receivable	7,086	—
Deferred tax assets	320	151
Total Non-current assets	$845,926	$782,941
Current assets
Inventories	$283	$475
Trade and other receivables	225,936	209,676
Current tax receivable	3,288	455
Cash and cash equivalents	151,450	153,664
Restricted deposits held with banks	1,350	2,322
Total current assets	$382,307	$366,592
Total Assets	$1,228,233	$1,149,533
LIABILITIES
Current liabilities
Trade and other payables	53,949	29,453
Short-term borrowings	110,365	96,397
Current tax payable	8,620	2,631
Total current liabilities	$172,934	$128,481
Non-current liabilities
Long-term borrowings	206,211	218,273
Other long term liabilities	376	354
Derivative financial instruments	17,262	19,284
Deferred tax liability	30,638	27,086
Total Non-current Liabilities	$254,487	$264,997
EQUITY
Share capital	31,064	30,622
Share premium account	362,154	345,385
Other components of equity	(53,297)	(43,881)
Reserves	411,168	389,682
JSOP Reserve	(17,167)	(24,474)
Equity attributable to equity holders of Eros International Plc	$733,922	$697,334
Non-controlling interest	66,890	58,721
Total equity	$800,812	$756,055
Total liabilities and shareholders’ equity	$1,228,233	$1,149,533

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014

Revenue	$60,452	$100,405	$209,286	$195,682
Cost of sales	(42,911)	(45,064)	(129,442)	(107,793)
Gross profit	17,541	55,341	79,844	87,889
Administrative cost	(17,063)	(11,996)	(49,084)	(33,897)
Operating profit	478	43,345	30,760	53,992

Financing costs	(3,046)	(4,000)	(10,588)	(8,443)
Finance income	822	1,461	3,672	3,569
Net finance costs	(2,224)	(2,539)	(6,916)	(4,874)
Other Gains/(losses)	2,761	(3,883)	1,821	(5,770)
Profit before tax	1,015	36,923	25,665	43,348
Income tax expense	(3,468)	(8,685)	(13,336)	(13,374)
(Loss)/Profit for the period	$(2,453)	$28,238	$12,329	$29,974

Attributable to:
Equity holders of Eros International Plc	$(3,818)	$23,894	$4,008	$22,957
Non-controlling interest	1,365	4,344	8,321	7,017

Earnings per share(cents)
Basic earnings/(loss) per share	(6.6)	42.4	7.0	43.0
Diluted earnings/(loss) per share	(6.6)	41.4	6.1	42.0

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited; in thousands)

	Three Months Ended December 31		Nine Months Ended December 31,
	2015	2014	2015	2014

(Loss)/Profit for the period	$(2,453)	$28,238	$12,329	$29,974

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(2,201)	(3,262)	(12,828)	(9,001)
Reclassification of the cash flow hedge to the statement of operations	201	201	603	603

Total other comprehensive loss for the period	$(2,000)	$(3,061)	$(12,225)	$(8,398)
Total comprehensive (loss)/ income for the period net of tax	$(4,453)	$25,177	$104	$21,576

Attributable to:
Equity holders of Eros International Plc	$(5,409)	$21,806	$(5,409)	$17,064
Non-controlling interest	956	3,371	5,513	4,512

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine Months Ended December 31
	2015	2014
Cash flows from operating activities:
Profit/(loss) before tax	$25,665	$43,348
Adjustments for:
Depreciation	710	866
Share based payment	24,504	16,320
Amortization of intangible film and content rights	97,700	82,335
Amortization of other intangibles assets	705	371
Other non-cash items	200	5,554
Net finance costs	6,916	4,874
Gain on sale of property, plant and equipment	(2)	(3)
Movement in trade and other receivables	(17,553)	(64,911)
Movement in inventories	(153)	28
Movement in trade and other payables	16,168	(2,669)
Cash generated from operations	154,860	86,113
Interest paid	(17,857)	(6,456)
Income taxes paid	(2,707)	(7,846)
Net cash generated from operating activities	$134,296	$71,811
Cash flows from investing activities:
Advance given to an undertaking	—	(2,465)
Purchase of available for sale Investments	(230)	—
Acquisition of a subsidiary (Ping Tune)	(250)	—
Purchases of property, plant and equipment	(871)	(372)
Proceeds from disposal of property, plant and equipment	—	22
Proceeds from restricted deposits held with banks (net)	367	—
Acquisition of cash and cash equivalent in a subsidiary	263	—
Purchase of intangible film and content rights	(154,873)	(192,277)
Payment for other intangible assets	(1,107)	(829)
Interest received	2,053	2,085
Net cash used in investing activities	$(154,648)	$(193,836)
Cash flows from financing activities:
Proceeds from issue of share capital	5,414	108,531
Proceeds from issue of shares by subsidiary	105	1,457
Proceeds from issue out of treasury shares	6,295	888
Repayment from short term debt with maturity less than three months (net)	(12,763)	—
Proceeds from short term debt	66,280	9,495
Repayment of short term debt	(36,842)	(15,184)
Proceeds from long term borrowings	5,942	91,672
Repayment of long term borrowings	(15,850)	(17,829)
Net cash generated from financing activities	$18,581	$179,030

Net decrease in cash and cash equivalents	(1,771)	57,005
Effect of exchange rate changes on cash and cash equivalents	(443)	(4,665)
Cash and cash equivalents, beginning of period	153,664	145,449
Cash and cash equivalents, end of period	$151,450	$197,789

SUPPLEMENTAL FINANCIAL DATA

REVENUES

	Three months ended December 31,		Nine months ended December 31,
	(in thousands)
	2015	2014	2015	2014
Revenue by region of domicile of customer's location
India	$33,603	$41,791	$127,679	$83,974
Europe	6,228	14,053	13,920	28,881
North America	5,265	6,097	15,452	12,389
Rest of the world	15,356	38,464	52,235	70,438
Total Revenue	$60,452	$100,405	$209,286	$195,682

	Three months ended December 31,		Nine months ended December 31,
	(in thousands)
	2015	2014	2015	2014
Revenue by region of domicile of group’s operation
India	$33,991	$30,139	$128,549	$84,235
Europe	6,257	15,111	22,857	27,436
North America	4,088	847	13,983	3,647
Rest of the world	16,116	54,308	43,897	80,364
Total Revenue	$60,452	$100,405	$209,286	$195,682

TRADE AND OTHER RECEIVABLES

	As at
	December 31, 2015	March 31, 2015
	(in thousands)
Trade accounts receivables	$208,593	$198,066
Trade accounts receivables reserve	(250)	(250)
Trade accounts receivables net	$208,343	$197,816
Other receivables	7,483	12,567
Prepaid charges	820	3,279
Accrued revenues	10,971	1,706
Trade and other receivables	$227,617	$215,368

Current Trade and other receivables	225,936	209,676
Non-Current Trade and other receivables	1,681	5,692
	$227,617	$215,368

The age of trade accounts receivables are as follows:

	As at
	December 31, 2015	March 31, 2015
	(in thousands)
Not Due	$91,719	$160,507
Not more than three months	38,716	19,677
More than three months but not more than one year	70,979	11,726
More than one year	6,929	5,906
	$208,343	$197,816

Subsequent to December 31, 2015, the Company collected $16.1 million of outstanding trade receivables.

BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	December 31, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.55%	2020-21	$1,486	$—
Term Loan	BPLR+2.75%	2016-17	7,533	12,032
Term Loan	BPLR+2.75%	2017-18	1,884	2,974
Term Loan	BPLR+2.75%	2019-20	8,307	10,808
Term Loan	BPLR+3.4%	2020-21	1,888	—
Term Loan	BPLR+2.85%	2020-21	2,153	—
Vehicle Loan	10.0% - 16.0%	2017-21	302	147
			$23,553	$25,961

Retail bond	6.5%	2021-22	$73,812	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	132,500	141,250
Other borrowings	10.5%	2021-22	7,262	8,013
			$213,574	$223,491

Nominal value of borrowings			$237,128	$249,452
Cumulative effect of unamortized costs			(2,315)	(2,940)
Installments due within one year			(28,602)	(28,239)
Long-term borrowings — at amortized cost			$206,211	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	December 31, 2015	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$11,485	$17,346
Export credit and overdraft	LIBOR+3.5%	29,305	25,144
		$40,790	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	9,063	25,668
Other short term loan	1.75% - 2.6%	31,910	—
Installments due within one year on long-term borrowings		28,602	28,239
Short-term borrowings - at amortized cost		$110,365	$96,397

ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at December 31, 2015 and March 31, 2015	57,778,113	17,333
B ordinary shares of 30p each at December 31, 2015 and March 31, 2015	25,555,220	7,667

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16,2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Shares awarded, yet to be issued	660,000	—	302
As at December 31, 2015	32,945,988	25,555,220	31,064

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest equally over a period of three years with the first 25% vesting six months from the grant date. On the same date, 10,000 ‘A’ ordinary shares each were awarded to two non-executive directors and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016.These shares are yet to be issued. As at December 31, 2015, none of these awards were forfeited.

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were subsequently issued on July 16, 2015.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards to certain executive directors and members of senior management with a fair market value of $14.95 per share. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employees remaining in service until May 31, 2015. All these awards have since vested. On August 18, 2015, 3,500 shares were issued on exercise of option by an employee. On October 29, 2015, further 30,000 shares were issued on exercise of option by member of senior management

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. The shares are yet to be issued as at December 31, 2015.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014

IPO India Plan	$307	$346	$1,167	$444
JSOP Plan	903	442	1,792	1,304
Option award scheme 2012	256	563	1,357	600
2014 Share Plan	717	10	1,820	60
2015 Share Plan	119	—	552	—
Management scheme (staff share grant)	1,214	4,711	6,364	13,912
Other share option awards	4,712	—	11,452	—
	$8,228	$6,072	$24,504	$16,320

In its meeting dated June 9, 2015, the Board of Directors approved the following grants:

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with par value exercise price, vest annually from June 9, 2016 in three equal tranches.

580,000 ‘A’ ordinary share awards to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

10,000 'A' ordinary share awards to non-executive directors and a consultant each with a fair market value of $21.34 per share. Subject to continued term with the Company, these awards with par value exercise price, vest on June 9, 2016.

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share.

The charge for the aforementioned awards has been accrued under 'Other share option awards'. None of the awards were forfeited during the period.

In the meeting dated June 9, 2015, the Board of Directors approved the following grants:

500,000 'A' ordinary share options to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches from June 9, 2016. The charge for the grant has been accrued under 'Management scheme'.

300,000 'A' ordinary share options to the Group CFO with a fair market value of $6.90 per option. Subject to continued employment, these options with $18.30 exercise price, vest annually in three equal tranches from June 9, 2015.

300,000 'A' ordinary share options to a certain employee with a fair market value of at $7.00 per option. Subject to continued employment, these options with $18.50 exercise price, vest annually in three equal tranches from June 9, 2015.

The charge for the aforementioned grants has been accrued under '2014 Share Plan'. None of the options were forfeited during the period.

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000‘A’ ordinary shares. These options issued at a strike price of $24.00 and fair value of $15.66.

Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017.

The vesting and service conditions of all other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Annual Report.

EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2015		2014		2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(3,818)	$(3,818)	$23,894	23,894	$4,009	$4,009	$22,957	$22,957
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking (1)	—	—-	—	(151)	—	(347)	—	(283)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(3,818)	$(3,818)	$23,894	23,743	$4,009	$3,662	$22,957	$22,674
Number of shares
Weighted average number of shares	57,875,447	57,875,447	56,299,181	56,299,181	57,648,926	57,648,926	53,404,054	53,404,054
Potential dilutive effect related to share based compensation scheme (2)	—	—	—	1,037,897	—	1,970,277	—	578,375
Adjusted weighted average number of shares	57,875,447	57,875,447	56,299,181	57,337,078	57,648,926	59,619,203	53,404,054	53,982,429
Earnings/(loss)per share
Earnings attributable to the equity holders of the parent per share (cents)	(6.6)	(6.6)	42.4	41.4	7.0	6.1	43.0	42.0

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Items not included in the calculation of diluted earnings per share in the three months ended December 31, 2015 due to their anti-dilutive effect were:

(1)	$73,000 in respect of potential dilutive effect related to share based compensation scheme in a subsidiary undertaking.
(2)	1,221,313 shares related to potential dilutive effect related to share based compensation scheme.

OTHER GAINS/(LOSSES)

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$—	2	$3
Net foreign exchange(losses)/gain	(346)	(572)	(204)	(367)
Net gains /(losses) on held for trading financial liabilities	3,107	(3,311)	2,023	(5,320)
Transaction costs related to equity transactions	—	—	—	(86)
	$2,761	$(3,883)	$1,821	$(5,770)

The net (losses)/gains on held for trading financial liabilities in the three and nine months ended December 31, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

OTHER NON-CASH ITEMS

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Nine months ended December 31,
	2015	2014
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$(2,023)	$5,320
Impairment loss on content advances and other advances	490	—
Provisions for trade and other receivables	1,188	—
Others	545	234
	$200	$5,554

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in million)
Net income	$(2,453)	$28,238	$12,329	$29,974
Income tax expense	3,468	8,685	13,336	13,374
Net finance costs	2,224	2,539	6,916	4,874
Depreciation	288	259	710	866
Amortization(1)	241	123	705	371
Share based payments(2)	8,228	6,073	24,504	16,320
Net losses/(gains) on held for trading financial liabilities	(3,107)	3,311	(2,023)	5,320
Transaction costs related to equity transactions	—	—	—	86
Adjusted EBITDA	$8,889	$49,228	$56,477	$71,185

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.